Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Arbor Realty Trust, Inc. for the registration of $165,000,000 aggregate principal amount of 5.00% Senior Notes due 2026 and to the incorporation by reference therein of our reports dated February 19, 2021, with respect to the consolidated financial statements and schedule of Arbor Realty Trust, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Arbor Realty Trust, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 28, 2021